ICAHN ENTERPRISES L.P.

ICAHN ENTERPRISES FINANCE CORP.

767 Fifth Avenue, Suite 4700

New York, NY 10153

October 7, 2013

VIA ELECTRONIC TRANSMISSION

Justin Dobbie

Legal Branch Chief
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.
Registration Statement on Form S-3
File No. 333-188360

Dear Mr. Dobbie:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Icahn Enterprises L.P. (“Icahn Enterprises”) and Icahn Enterprises Finance Corp. (“Icahn Enterprises Finance” and, together with Icahn Enterprises, the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-188360 (the “Registration Statement”) so that it may become effective at 3:00 PM Eastern Time on Wednesday, October 9, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Respectfully submitted,

ICAHN ENTERPRISES, L.P.

By: Icahn Enterprises G.P. Inc., its general partner

/s/ Daniel A. Ninivaggi__________________

Daniel A. Ninivaggi
President

ICAHN ENTERPRISES FINANCE CORP.

/s/ Daniel A. Ninivaggi__________________

Daniel A. Ninivaggi
President

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